UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549-1004

                                 Form U-3A-2

               STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         BERKSHIRE ENERGY RESOURCES

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      Berkshire Energy Resources, a Massachusetts Trust, is organized in the Commonwealth of Massachusetts and has its principal place of business at 115 Cheshire Road, Pittsfield, Massachusetts 01201. On December 31, 1998, Berkshire Energy Resources became the holder of all of the outstanding Common Stock of The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts gas company, as well as two non-regulated subsidiaries, Berkshire Propane, Inc. ("Berkshire Propane"), a Massachusetts corporation, engaged in the retail sale of propane, for heat, power and other uses and propane-related services, and (Berkshire Service Solutions, Inc. (formerly Berkshire Energy Marketing, Inc. ("Berkshire Service")), a Massachusetts corporation engaged in the provision of plumbing and energy services and the marketing of natural gas, electricity, heating oil, propane and other energy-related services. Berkshire Gas is a Massachusetts gas company engaged in the distribution and sale of natural gas within Massachusetts. Berkshire Propane and Berkshire Service provide services to customers located in western Massachusetts, eastern New York and southern Vermont. Berkshire Gas, Berkshire Propane and Berkshire Service have principal places of business at the following locations:

      The Berkshire Gas Company
      115 Cheshire Road
      Pittsfield, MA 01201

      Berkshire Propane, Inc.
      115 Cheshire Road
      Pittsfield, MA 01201

      Berkshire Service Solutions, Inc.
      172 Hubbard Avenue
      Pittsfield, MA 01201

      Berkshire Energy Resources has executed an Agreement and Plan of Merger dated November 9, 1999 with Energy East Corporation, a New York corporation ("Energy East"), and Mountain Merger, LLC, a Massachusetts limited liability company and a subsidiary of Energy East. Pursuant to such agreement, Berkshire Energy Resources shall become a wholly-owned subsidiary of Energy East and Berkshire Energy Resources' shareholders shall receive a cash consideration of $38.00 per share. The shareholders of Berkshire Energy Resources approved the agreement at a meeting on February 29, 2000. The transaction is expected to close by the end of the second quarter of 2000.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      A.    Description of properties of claimant:

            Berkshire Energy Resources owns no such property.

      B.    Description of properties of subsidiary public company:

            Berkshire Gas' public utility properties consist primarily of approximately 694 miles of distribution mains and related service facilities located exclusively in western Massachusetts and used to serve natural gas customers in communities where Berkshire Gas maintains a franchise to provide utility service. Berkshire Gas also maintains certain gas manufacturing plants consisting of land, gas mixing equipment, and liquefied petroleum and liquefied natural gas vaporization equipment that are used to supplement natural gas volumes delivered by interstate pipelines during the peak season in order to meet customer demand. These facilities are also located exclusively in western Massachusetts.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

      (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

      Berkshire Energy Resources made no sales of electric energy or natural gas. Berkshire Gas distributed 7,905,968 mcf of natural or manufactured gas at retail during the year ended December 31, 1999.

      (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

      None

      (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State Line.

      None

      (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the state line.

      None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

      (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

      None


                                  EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

              Berkshire Energy Resources Consolidated Companies
                  Income Statement Consolidating Worksheet
        Twelve Months-to-Date for the Period Ending December 31, 1999

                                                                                        Berkshire                 Berkshire
                                                                       Berkshire Gas    Service      Berkshire    Energy
                                        Consolidated    Eliminations      Company       Solutions    Propane      Resources
                                        -----------------------------------------------------------------------------------

Operating Revenues                       51,775,027      (3,935,421)     45,767,475      749,148     5,247,911    3,945,914
Cost of Goods Sold                       23,611,924          (8,127)     20,579,085      511,293     2,529,673            0
                                        -----------------------------------------------------------------------------------

Operating Margin                         28,163,103      (3,927,294)     25,188,390      237,855     2,718,238    3,945,914

Other Operating Expenses                 14,346,085        (323,772)     11,998,765      415,265     2,010,334      245,493
Depreciation                              4,630,601               0       4,369,780       56,610       204,211            0
Other Taxes                               2,211,400               0       2,055,639       59,538        96,223            0
                                        -----------------------------------------------------------------------------------

Operating Income                          6,975,017      (3,603,522)      6,764,206     (293,558)      407,470    3,700,421

Other Income - Net                        2,170,946         (74,662)      2,117,122            0       128,486            0
                                        -----------------------------------------------------------------------------------

Operating and Other Income                9,145,963      (3,678,184)      8,881,328     (293,558)      535,956    3,700,421

Merger Expense                              437,834               0                                                 437,834
Interest Expense                          4,313,385        (250,420)      4,123,049       61,600       173,187      205,969
                                        -----------------------------------------------------------------------------------

Pre-Tax Income                            4,394,744      (3,427,764)      4,758,279    (355,158)       362,769    3,056,618

Income Taxes                              1,815,343               0       1,781,013    (126,661)       145,407       15,584
                                        -----------------------------------------------------------------------------------

Net Income                                2,579,401      (3,427,764)      2,977,266    (228,497)       217,362    3,041,034
                                        ===================================================================================

Dividend Appropriations-Preferred            14,942               0          14,942           0              0
Dividend Appropriations-Common            2,939,145      (3,450,000)      3,250,000           0        200,000    2,939,145
                                        -----------------------------------------------------------------------------------

Earnings Available for Common Stock       2,564,459      (3,427,764)      2,962,324    (228,497)       217,362    3,041,034
                                        -----------------------------------------------------------------------------------

Earnings Per Share                          1.0322

Common Shares Outstanding                 2,484,357                                                               2,484,357
                                        -----------------------------------------------------------------------------------


              Berkshire Energy Resources Consolidated Companies
                    Balance Sheet Consolidating Worksheet
                            As of December, 1999


                                        Consolidated    Eliminations         BER       Utility        Propane         BSS
                                        -----------------------------------------------------------------------------------

A S S E T S
-----------
Utility Plant:
--------------
Utility Plant In Service                112,761,703                                  112,761,703
Construction Work In Progress             5,383,941                                    5,383,941
Less: Depreciation of
 Utility Plant In Service               (35,185,165)                                 (35,185,165)

Other Property:
---------------
Non-Utility Property                     14,624,821                                    7,757,183     6,532,383      335,256
Less:Depr & Amort of Non-Utility
 Property                                (7,266,807)                                  (4,662,262)   (2,582,170)     (22,375)
Other                                           227                                          227

Current and Accrued Assets:
---------------------------
Cash                                        149,141                          10,288       86,703           100       52,049
Investments In Associated Companies               0     (26,387,407)     26,387,407
Working Funds                                 3,700                                        3,700
Accounts Receivable                      10,345,967                                    9,008,735       844,165      493,067
Less: Reserve for
 Uncollectible Accounts                  (1,122,281)                                  (1,106,074)      (16,207)
Other Accounts Receivable                   461,016                                      161,016                    300,000
Intercompany Receivables                         (0)     (7,109,001)      4,025,641    2,092,498       887,900      102,962
Intercompany Receivables-Loans                    0      (7,500,000)      7,500,000
Materials and Supplies                    4,746,401                                    4,493,425        33,350      219,626
Prepayments                                 194,171                                      181,076                     13,095
Accrued Utility Revenues                     33,101                                       33,101
Recoverable (Refundable) Gas Costs        2,739,673                                    2,739,673
Other Current Assets - CSV                  572,802                                      572,802

Deferred Debits:
----------------
Unamortized Debt Discount
 and Expenses                             2,097,610                                    2,097,610
Preliminary Survey & Investigation
 Charges                                     38,811                                       38,811
Clearing Accounts                            27,353                                       27,353
Deferred Environmental Cleanup Costs        863,613                                      863,613
Other                                     1,033,560                                    1,033,560
Goodwill(net)                             2,019,955                                                               2,019,955

Capital Stock Expense                       209,289                                      209,289
Recoverable Environmental
 Cleanup Costs                            3,334,920                                    3,334,920
                                        -----------------------------------------------------------------------------------
TOTAL ASSETS                            118,067,525     (40,996,408)     37,923,337  111,927,439     5,699,520    3,513,637
                                        ===================================================================================

CAPITALIZATION & LIABILITIES
----------------------------
Common Equity
-------------
Common Stock                             28,838,525      (5,994,478)     28,838,526    5,994,278           100          100
Premium On Common Stock                           0     (20,392,929)                  20,392,929
Retained Earnings                         6,877,623                         101,888    6,958,347        17,361     (199,973)
Red Cum Pref Stock (4.8/$100pv)             309,600                                      309,600

Long-Term Debt:
---------------
First Mortgage Bonds                     10,000,000                                   10,000,000
Senior Note                               8,000,000                                    8,000,000
Senior Note                              16,000,000                                   16,000,000
Medium-Term Note                          6,000,000                                    6,000,000

Current and Accrued Liabilities:
--------------------------------
Notes Payable                            22,350,000                       7,500,000   14,850,000
Accounts Payable                          2,654,585                                    2,460,124       33,411       161,059
Intercompany Payables                            (0)     (6,358,993)        613,642    4,053,238     1,498,052      194,061
Intercompany Loans Payable                        0      (7,500,000)                     367,909     4,040,000    3,092,091
Customer Deposits                            158,578                                     158,578
Taxes Accrued Interest Accrued           (2,012,742)                         15,584   (1,934,318)       54,530      (148,538)
Dividends Declared                          748,036        (750,000)        744,417      753,620
Miscellaneous Current &
 Accrued Liabilities                        792,672                                      672,930        84,904       34,838

Deferred Credits:
-----------------
Customer Advances for Construction           92,636                                        92,636
Unamortized Investment Tax Credit         1,035,717                                      1,035,717

Reserves:
---------
Deferred State Franchise Tax              1,499,753                                    1,504,741        (4,988)
Deferred Federal Income Tax               7,682,162                                    7,706,012       (23,850)
Other                                       587,430                                      587,430

Other Long-Term Liability                   963,893                                      583,893                    380,000
Contributions in Aid of Construction      1,205,406                                    1,205,406
Reserve for Environmental
Cleanup Costs                             3,334,920                                    3,334,920
                                        -----------------------------------------------------------------------------------
TOTAL LIABILITIES &
SHAREHOLDERS' EQUITY                    118,067,525     (40,996,408)     37,923,337  111,927,439     5,699,520    3,513,637
                                        ===================================================================================


                                  EXHIBIT B

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.    Caption Heading

1.          Total Assets

2.          Total Operating Revenues

3.          Net Income


Consolidated Financial Data Schedule for the Year Ended December 31, 1999
                               (In Thousands)

1.    Total Assets                   -    $118,068

2.    Total Operating Revenue        -    $ 51,775

3.    Net Income                     -    $  2,580


                                  EXHIBIT C


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

None


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February 2000.




                                       BERKSHIRE ENERGY RESOURCES

                                       By: /s/ Scott S. Robinson
                                       -------------------------------
                                       Scott S. Robinson,
                                       President
                                       (Signature and printed name and
                                       title of signing officer)

SEAL



Attest

By: /s/ Michael J. Marrone
-----------------------------
Michael J. Marrone,
Vice President, Treasurer and
Chief Financial Officer


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Marrone            Vice President, Treasurer,
------------------             and Chief Financial Officer
      (Name)                            (Title)

115 Cheshire Road, Pittsfield 01201
            (Address)